EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm in the caption “Experts” in the Registration Statement on Form S-3 of Spectrum Pharmaceuticals, Inc. for the registration of debt securities, shares of preferred stock, shares of common stock, warrants to purchase preferred stock, warrants to purchase common stock and units comprised of two or more of the foregoing securities and to the incorporation by reference therein of our report dated March 14, 2008 with respect to the consolidated financial statements of Spectrum Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of Spectrum Pharmaceuticals, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Kelly & Company
Kelly & Company
Costa Mesa, California April 15, 2008